UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

_____

FORM 8-K
CURRENT REPORT
Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934

Date of report (Date of earliest event reported): September 20, 2005

BRUNSWICK CORPORATION

(Exact Name of Registrant Specified in Charter)

Delaware	**001-01043**	**36-0848180**
(State or Other Jurisdiction of Incorporation)	**(Commission File Number)**	**(I.R.S. Employer Identification No.)**

1 N. Field Court	
Lake Forest, Illinois	**60045-4811**
(Address of Principal Executive Offices)	**(Zip Code)**

Registrant's telephone number, including area code: (847) 735-4700

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240, 14d-2(b))

[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240, 13e-4(c))

ITEM 7.01 Regulation FD Disclosure

On September 20, 2005, Brunswick Corporation announced new earnings estimates for the third quarter of 2005 and the full year. The news release issued by Brunswick announcing these estimated earnings is incorporated herein by reference, and is included as Exhibit 99.1 to this Current Report on Form 8-K.

In the news release, Brunswick uses non-GAAP financial measures. A "non-GAAP financial measure" is a numerical measure of a registrant's historical or future financial performance, financial position or cash flows that excludes amounts, or is subject to adjustments that have the effect of excluding amounts, that are included in the most directly comparable measure calculated and presented in accordance with GAAP in the statement of income, balance sheet or statement of cash flows of the issuer; or includes amounts, or is subject to adjustments that have the effect of including amounts, that are excluded from the most directly comparable measure so calculated and presented. Operating and statistical measures and certain ratios and other statistical measures are not non-GAAP financial measures. GAAP refers to generally accepted accounting principles in the United States.

One non-GAAP financial measure used in the news release was Brunswick's estimated diluted earnings per share for 2005. In the news release, we stated that we had previously estimated that diluted earnings per share for 2005 would fall in the range of $3.30 to $3.40 but that our current thinking was that a range of $3.20 to $3.25 is more appropriate under the circumstances. In the news release, the company noted that the estimate for 2005 excluded a $0.32 per diluted share gain on the sale of securities recorded in the first quarter of the year, as well as anticipated tax adjustments, which are estimated to be in the same order of magnitude as a $0.10 per diluted share tax benefit recorded in the third quarter of 2004.

Brunswick has used the financial measures that are included in the news release for several years, both in presenting its results to stockholders and the investment community and in its internal evaluation and management of its businesses. Brunswick's management believes that these measures -- including those that are "non-GAAP financial measures"-- and the information they provide are useful to investors because they permit investors to view Brunswick's performance using the same tools that Brunswick uses and to better evaluate Brunswick's ongoing business performance. Brunswick's management believes that presentation of earnings per share excluding (i) nonrecurring tax benefits in the third quarter and anticipated tax adjustments in 2005, and (ii) a first quarter 2005 gain on the sale of securities, provide a more meaningful comparison to prior results.

The information in this report and the exhibit attached hereto shall not be deemed to be "filed" for purposes of Section 18 of the Securities and Exchange Act of 1934, or incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as shall be expressly set forth by specific reference in such a filing.

ITEM 9.01 Financial Statements and Exhibits.

(c) Exhibits:

Exhibit No.	Description of Exhibit
99.1	Press Release, dated September 20, 2005, of Brunswick Corporation.

SIGNATURE

   Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

BRUNSWICK CORPORATION

Dated: September 22, 2005   By: /s/ Marschall I. Smith

               Name: Marschall I. Smith
               Title: Vice President, General Counsel and Secretary

EXHIBIT INDEX:

Exhibit No.	Description of Exhibit
99.1	Press Release, dated September 20, 2005, of Brunswick Corporation.

Exhibit 99.1



Brunswick Corporation 1 N. Field Court Lake Forest, IL 60045
Telephone 847.735.4700 Facsimile 847.735.4750
www.brunswick.com

Release: IMMEDIATE
Contact: Kathryn Chieger
             Vice President – Corporate and Investor Relations
Phone: 847-735-4612

BRUNSWICK ASSESSES IMPACT OF FUEL PRICES, CONSUMER CONFIDENCE AND HURRICANE

LAKE FOREST, Ill., Sept. 20, 2005 -- Brunswick Corporation (NYSE: BC) announced today that the combined effects of high fuel prices, lower consumer confidence and Hurricane Katrina could contribute to a slowing of the economy just as the marine industry moves into the off season.

"Retail demand for our marine products has remained robust relative to last year with several of our boat brands registering double-digit retail growth in July and August. Further, our pipeline inventories remain at healthy levels," said Brunswick Chairman and Chief Executive Officer George W. Buckley. "As we go into the marine off season when retail activity tapers off, however, our financial results are driven primarily by demand at the wholesale level, which is affected by confidence in the economy. We are concerned that if high fuel prices, the drop in consumer confidence and Katrina lead to slower overall economic conditions, then wholesale demand for marine products could be affected. We believe that in this confusing economic environment, it is prudent for us to be cautious and proactively manage pipeline inventories down even further still. Therefore, we intend to cut production rates to position ourselves and our marine customers in the best possible way entering the marine off season. Should the economy not be impacted by this confluence of events, or in fact accelerate, we will readjust production rates to meet stronger wholesale demand. In addition, we have several new products scheduled to launch in the coming months and healthy pipelines permit these products to reach the marketplace in a rapid and effective fashion."



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"Given this developing view, we have tempered the assumptions behind our previous earnings estimates," Buckley added. "We continue to see strong performances from our fitness, electronics and bowling and billiards businesses, which are heading into their stronger seasons. We will also benefit from a more favorable tax structure brought on by investments in our global manufacturing footprint. Lower sales and fixed cost absorption in our marine businesses, however, will temporarily offset those benefits. Most recently, we had estimated that diluted earnings per share for 2005 would fall in the range of $3.30 to $3.40. This is compared with $2.67 per diluted share reported a year ago, which excludes $0.10 from a nonrecurring tax benefit recorded in the third quarter of 2004. Our current thinking is that a range of $3.20 to $3.25 is more appropriate under the circumstances. For the quarter ending Sept. 30, 2005, we are estimating diluted earnings per share in the range of $0.70 to $0.74, which compares to $0.65 in the year-ago third quarter, excluding the previously mentioned $0.10 tax benefit in 2004." The company noted that estimates for 2005 exclude a $0.32 per diluted share gain on the sale of securities recorded in the first quarter of the year, as well as anticipated tax adjustments, which are estimated to be in the same order of magnitude as the $0.10 per diluted share tax benefit recorded in the third quarter of 2004.

Forward-Looking Statements

Certain statements in this press release are forward looking as defined in the Private Securities Litigation Reform Act of 1995. These statements involve certain risks and uncertainties that may cause actual results to differ materially from expectations as of the date of this filing. These risks include, but are not limited to: the effect of a weak economy and stock market on consumer confidence and thus the demand for marine, fitness, billiards and bowling equipment and products; competitive pricing pressures; the success of new product introductions; the ability to maintain market share in high-margin products; competition from new technologies; imports from Asia and increased competition from Asian competitors; the ability to obtain component parts from

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suppliers; the ability to maintain effective distribution; the financial strength of dealers, distributors and independent boat builders; the ability to transition and ramp up certain manufacturing operations within the time and budgets allowed; the ability to maintain product quality and service standards expected by our customers; the ability to successfully manage pipeline inventories; the success of global sourcing and supply chain initiatives; the ability to successfully integrate acquisitions; the success of marketing and cost management programs; the ability to develop product technologies that comply with regulatory requirements; the ability to complete environmental remediation efforts and resolve claims and litigation at the cost estimated; the impact of weather conditions on demand for marine products and retail bowling center revenues; shifts in currency exchange rates; adverse foreign economic conditions; and the impact of interest rates and fuel prices on demand for marine products. Additional factors are included in the company's Annual Report on Form 10-K for 2004 and Quarterly Report on Form 10-Q for the quarter ended June 30, 2005.

About Brunswick

Headquartered in Lake Forest, Ill., Brunswick Corporation endeavors to instill "Genuine Ingenuity"™ in all its leading consumer brands, including Mercury and Mariner outboard engines; Mercury MerCruiser sterndrives and inboard engines; MotorGuide trolling motors; Teignbridge propellers; MotoTron electronic controls; Northstar marine electronics; Navman marine and GPS-based products; IDS dealer management systems; Albemarle, Arvor, Baja, Bayliner, Bermuda, Boston Whaler, Crestliner, HarrisKayot, Hatteras, Lowe, Lund, Maxum, Meridian, Ornvik, Palmetto, Princecraft, Quicksilver, Savage, Sea Boss, Sea Pro, Sea Ray, Sealine, Triton, Trophy, Uttern and Valiant boats; Attwood marine parts and accessories; Land 'N' Sea and Kellogg Marine parts and accessories distributor; Life Fitness, Hammer Strength and ParaBody fitness equipment; Brunswick bowling centers, equipment and consumer products; Brunswick billiards tables; and Valley-Dynamo pool, Air Hockey and foosball tables. For more information, visit www.brunswick.com.

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